As filed with the Securities and Exchange Commission on March 25, 2025
Registration No. 333-279314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
Form S-11
FOR REGISTRATION
UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Invesco Real Estate Income Trust Inc.
(Exact Name of Registrant as Specified in Governing Instruments)

2300 N Field Street , Suite 1200 , Dallas, Texas 75201
(972) 715-7400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Invesco Advisers, Inc.
R. Scott Dennis
2300 N Field Street, Suite 1200, Dallas, Texas 75201
(972) 715-7400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:
Jason W. Goode
Alston & Bird LLP
1201 W. Peachtree Street NW, Atlanta, GA 30309
(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-279314
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-279314) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II
Information Not Required in the Prospectus
Item 36. Financial Statements and Exhibits.
2. Exhibits
The following exhibit is filed as part of this registration statement:

Exhibit Number	Description

10.1
Fifth Amendment to the Revolving Credit Facility, dated October 11, 2024, among Invesco REIT Operating Partnership LP, the Company, Bank of America, N.A. and the other parties thereto (filed as Exhibit 10.1 to the Current Report on Form 8-K filed on October 11, 2024 and incorporated herein by reference)

10.2
Amendment No. 2 to Subscription Agreement, dated October 15, 2024, between the Company and Massachusetts Mutual Life Insurance Company (filed as Exhibit 10.2 to the Current Report on Form 8-K filed on October 11, 2024 and incorporated herein by reference)

10.3
Amended and Restated Dealer Manager Agreement, dated March 20, 2025, between the Company and Invesco Distributors, Inc. (filed as Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K filed on March 24, 2025 and incorporated herein by reference)

10.4
Amended and Restated DST Dealer Manager Agreement, dated March 20, 2025, among the Company, Invesco Real Estate Exchange LLC, Invesco Distributors, Inc. and Invesco REIT Operating Partnership LP (filed as Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K filed on March 24, 2025 and incorporated herein by reference)

10.5
Amended And Restated Limited Partnership Agreement of Invesco REIT Operating Partnership LP, dated March 20, 2025, between the Company and Invesco REIT Special Limited Partner L.L.C. (filed as Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K filed on March 24, 2025 and incorporated herein by reference)

10.6
Trademark Sublicense Agreement, by and among Invesco Real Estate Income Trust Inc., Invesco Advisers, Inc. and Invesco REIT Operating Partnership LP (filed as Exhibit 10.3 to the Registration Statement on Form S-11 filed on March 31, 2021 and incorporated herein by reference).

10.7
Exchange and Registration Rights Agreement, dated August 7, 2020, by and between Invesco Real Estate Income Trust Inc. and Massachusetts Mutual Life Insurance Company (filed as Exhibit 10.6 to the Registration Statement on Form S-11 filed on March 31, 2021 and incorporated herein by reference).

21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed on March 24, 2025 and incorporated herein by reference)

23.1*	Consent of PricewaterhouseCoopers LLP

23.2*	Consent of PricewaterhouseCoopers LLP

*	Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Dallas, in the state of Texas, on March 25, 2025.

Invesco Real Estate Income Trust Inc.

By:	/s/ R. Scott Dennis
R. Scott Dennis
Chairperson of the Board, Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Form S-11 Registration Statement has been signed by the following persons in the following capacities on March 25, 2025.

Signature	Title

/s/ R. Scott Dennis	Chairperson of the Board, Chief Executive Officer (Principal Executive Officer)
R. Scott Dennis

/s/ Courtney Popelka	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
Courtney Popelka

*	Director
Beth A. Zayicek

*	Director
Paul S. Michaels

*	Independent Director
James H. Forson

*	Independent Director
R. David Kelly

*	Independent Director
Paul E. Rowsey

*	Independent Director
Ray Nixon

* By: /s/ R. Scott Dennis	Attorney-in-Fact
R. Scott Dennis